UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nautilus Biotechnology, Inc.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

63909J 108

(CUSIP Number)

June 9, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ARYA Sciences Holdings III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,146,500(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,146,500(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Adam Stone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,146,500(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,146,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Michael Altman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,146,500(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,146,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,146,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4. Represents 4,146,500 shares of common stock of the Issuer.

(2)	Based on 124,045,255 shares of common stock of the Issuer issued and outstanding as of the date of this Amendment.

Schedule 13D/A

ARYA Sciences Holdings III (the “Sponsor”), Adam Stone and Michael Altman (together, the “Reporting Persons”) are filing this Amendment No. 1 (the “Amendment”) to amend and supplement the Statement on Schedule 13D relating to the ordinary shares, $.00001 par value per share of ARYA Sciences Acquisition Corp III (“ARYA”), filed by the Reporting Persons with the SEC on February 16, 2021 (the “Sponsor Schedule 13D”).  Capitalized terms not defined herein have the meanings given to such terms in the Sponsor Schedule 13D.  Except as set forth herein, the Sponsor Schedule 13D is unmodified.

Item 1(a)	Name of Issuer

Nautilus Biotechnology, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

425 Pontius Ave N, Ste 202
Seattle, WA 98109

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e)	CUSIP Number

63909J 108

Item 4.	Ownership

The information contained in Item 4 of the Sponsor Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

As of June 9, 2021, the Reporting Persons hold 4,146,500 shares of common stock of the Issuer, representing 3.3% of the issued and outstanding shares of common stock of the Issuer. In connection with the Business Combination Agreement, dated February 7, 2021, by and among ARYA, Mako Merger Sub, Inc. and Nautilus Biotechnology, Inc., ARYA domesticated as a Delaware corporation (the “Domestication”) and changed its name to “Nautilus Biotechnology, Inc.” In connection with the Domestication, the Sponsor’s 3,647,500 Class B ordinary shares, par value $0.0001 per share, of ARYA, which were previously convertible into Class A ordinary shares of ARYA, were automatically converted into shares of common stock of the Issuer, par value $0.0001 per share, on a one-for-one basis. Further, the Sponsor’s 499,999 private placement shares, par value $0.0001 per share, of ARYA automatically converted into shares of common stock of the Issuer, par value $0.0001 per share, on a one-for-one basis.

Item 5.	Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following. ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

DATE: June 11, 2021	Arya Sciences Holdings III

	By:	/s/ Samuel Cohn
		Name:	Samuel Cohn
		Title:	Secretary

/s/ Adam Stone
Adam Stone

/s/ Michael Altman
Michael Altman

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of June 11, 2021, by and among ARYA Sciences Holdings III, Adam Stone and Michael Altman.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)